

February 22, 2016

Via Email
Bedi Ajay Singh
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

    Re: **News Corporation**
            Form 10-K for the fiscal year ended June 30, 2015
            Filed August 13, 2015
            Form 8-K furnished February 4, 2016
            File No. 001-35769

Dear Mr. Singh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished February 4, 2016

1. We note that in the Financial Highlights section of your press release furnished on Form 8-K, you disclose Total Segment EBITDA, a non-GAAP financial measure, without the disclosure of the most comparable GAAP measure. Please note that under Item 10(e)(1)(i)(A) when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP must be disclosed with equal or greater prominence. Please revise accordingly. See also Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief